UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017
Commission File Number 001-36574

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VTTI Energy Partners LP
(Translation of registrant’s name into English)

25-27 Buckingham Palace Road
London, SW1W 0PP, United Kingdom
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of VTTI Energy Partners LP dated February 7, 2017 relating to its results for the three month period ended December 31, 2016.
EXHIBITS
The following exhibits are filed as part of this Report:

99.1	Press Release of VTTI Energy Partners LP dated February 7, 2017

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTTI ENERGY PARTNERS LP By: VTTI Energy Partners GP LLC, its general partner

Date: February 7, 2017	By:	/s/ Robert Nijst
Name: Robert Nijst
Title: Chief Executive Officer